CARDERO RESOURCE CORP.

(An Exploration Stage Company)

Form 51-102F1

Management’s Discussion and Analysis

For the quarter ended January 31, 2005

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cardero Resource Corp. (“Cardero” or the “Company”) and compares its financial results for the quarter ended January 31, 2005 to the corresponding quarter in the previous year.  This MD&A should be read in conjunction with the Company’s unaudited financial statements for the quarter ended January 31, 2005.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.  This MD&A is made as of March 28, 2005.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated exploration program results and the timing thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Additional information relating to the Company can be located on the SEDAR website at www.sedar.com.

BACKGROUND

Cardero Resource Corp. is a junior resource mineral exploration company.  Its assets consist of mineral properties and cash.  The Company funds its operations through the sale of its shares.  The mineral exploration business is very high risk.  Major risks applicable to the Company include:

1)

The chance of finding an economic ore body is extremely small, the vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

2)

The junior resource market, where the Company raises funds, is extremely volatile.  Even though the Company has sufficient funds on hand to meet its current requirements, there is no guarantee that it will be able to raise additional funds as it requires them.

3)

The establishment of undisputed title to mineral properties is often a time consuming process and even though the Company has diligently investigated title to all its mineral properties there is no guarantee of title.

4)

Currency fluctuations may affect the Company as its transactions are often conducted in US dollars and Mexican and Argentinean pesos.

5)

The Company’s properties are located in Mexico, Argentina and Peru and will be affected by the political stability and laws of those countries.

6)

There is no guarantee that the Company can obtain the necessary governmental permits and licenses when required.

7)

Environmental concerns and the fluctuation of metal prices, both of which are beyond the Company’s control, may significantly alter the economics of mineral deposits.

EXPLORATION ACTIVITIES

Mexico

Baja IOCG Project, Mexico

Pursuant to the Company’s joint venture agreement with Anglo American Mexico, S.A. DE C.V (“Anglo”), Anglo continues to focus their exploration efforts within the Main Alisitos Block and take the San Fernando and Amargosa targets to the drill-ready stage.  Anglo is presently in the process of obtaining permitting for a 3,000 metre diamond drill hole program of 10 to 12 holes that the Company has been advised is scheduled to start in the second quarter of 2005.  However, the timing of all work is solely within the control of Anglo.

Franco Property, Mexico

The Company anticipates the planned work program on the Franco property will commence during the second quarter or early in the third quarter of 2005.

La Zorra Property, Mexico

The Company had identified three drill targets on the Gachupines mineral concession, all of which were drill tested in December 2004 and January 2005 with a total of 15 reverse circulation (RC) holes.  The results are currently being compiled and reviewed.

Argentina

Olaroz and Chingolo Projects, Argentina

Previous exploration by the Company failed to intersect sufficient economic silver mineralization and, consequently, the various properties comprising this project were returned to their respective owners in February 2005.

The status of the Chingolo project is presently being reviewed in light of this decision, although no further exploration work is proposed for this project at this time.

Organullo Property, Argentina

The Company is currently planning a work program for the Organullo property, but there is, as yet, no proposed commencement date.

Mina Angela Property, Argentina

The Company continues to compile previous exploration data and, contingent on the results of such compilation, a suitable work program designed to take the property to a decision point will be implemented.  The compilation is expected to be completed in the second quarter of 2005.

Cerro Juncal Project, Argentina

The Company continues to compile previous exploration data and, contingent on the results of such compilation, a suitable work program designed to take the property to a decision point will be implemented.  The compilation is expected to be completed in the second quarter of 2005.

Cerro Atajo Project, Argentina

The Company has designed and intends to commence an aggressive exploration program at Cerro Atajo, anticipated to consist of detailed mapping, geochemical sampling and, contingent on results, geophysics followed by drilling.  The property is presently being mapped by an experienced team of porphyry specialists.  It is anticipated that the mapping and sampling will be completed in the second quarter of 2005.

Peru

Marcona Iron Oxide Copper-Gold (IOCG) District, Peru (Carbonera, Daniella and Pampa de Pongo properties)

The Company continues to await assay results from the final drill hole on the Pampa de Pongo property and, contingent on the results from the recently completed drilling program, an in-house deposit scoping study may be completed during the second quarter of 2005.

OVERALL PERFORMANCE

The Company does not have any new material information to report since the annual management discussion and analysis was released.  Updates on exploration activities are discussed under “Highlights” and updates on funding are discussed under “Liquidity and Capital Resources”.

Results of Operations

	Quarter ended January 31,
	2005	2004
Net loss	$ 1,489,617	$ 1,125,061
Interest income	60,669	51,284
General and administrative costs	1,003,928	290,346
Stock-based compensation	551,000	90,000
Write-down of resource properties	5,600	-

In the quarter ended January 31, 2005 the Company had a net loss of $1,489,619 or $0.04 per share as compared to a net loss of $1,125,061 or $0.04 per share for the quarter ended January 31, 2004.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the company.  Of far greater significance are nature of the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.

The Company’s interest income increased from $51,284 in the 2004 quarter to $60,669 in 2005. This was because the Company had higher cash balances in 2005. Surplus cash is invested in banker’s acceptance and term deposits that yield approximately 2% per annum.

The Company’s general and administrative costs were substantially higher in 2005, $1,003,928 as compared to $296,346. Costs were up in all categories. The bulk of the increase was in corporate promotion that increased from $112,489 to $549,471. The Company’s philosophy is to keep a high profile for the investing public. The Company has a full time, in-house investor relations manager as well as several investor relations contracts with outside consultants. Two new outside consultants were taken on in the quarter at a cost of $304,954, including a one-time promotion costing approximately $244,000.  The Company has benefited substantially from these activities in the past and it continues to benefit through the exercise of warrants.  Professional fees were up in the quarter, in large part due to legal costs of $88,953.  The majority of these costs relate to the lawsuit commenced against the Company and others in May 2004 (see “Material Proceedings”).  Listing and stock exchange fees are up as a result of the listing of the Company’s common shares on the American Stock Exchange.  Office costs are up mainly as a result of increased salary costs.  In December the Company paid staff bonuses for the first time and the Company now has a full time VP of exploration.  The increasing acquisition and exploration activity by the Company has required in increase in staff, and the Company now has 4 full time employees.

Stock based compensation is a non cash item that puts a dollar value on the benefit being given on the vesting of stock options.  The number is determined by the “fair value method” which is based on statistical models, taking into account the volatility of the stock, the risk free interest rate and the weighted average life of the options.  Where the market is highly volatile and not perfectly liquid, the results may not be very meaningful.  In the quarter 375,000 options vested, resulting in a stock based compensation charge of $551,000 (2004 - 750,000 options, $900,000 expense).

The Company writes off its resource property costs at such time as it either abandons the property or determines that there has been a permanent impairment in its value.  In the quarter write offs were $5,600. There were no write offs in the comparable period of 2004.

Summary of Quarterly Results

The table below sets out the quarterly results, expressed in Canadian dollars, unless otherwise indicated, for the past eight quarters:

Fiscal 2005

First Quarter
Total revenue	60,669
Net income (loss)	(1,489,617)
Net income (loss) per share	(0.04)

Fiscal 2004

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	51,284	61,144	76,241	96,189
Net income (loss)	(1,125,061)	(642,308)	(2,120,197)	(5,435,436)
Net income (loss) per share	(0.04)	(0.02)	(0.06)	(0.14)

Fiscal 2003

	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	11,474	14,464	21,214
Net income (loss)	(283,743)	(274,317)	(1,001,807)
Net income (loss) per share	(0.01)	(0.01)	(0.05)

Notes:

1)

The total revenue consists of interest income.

2)

There were no discontinued operations or extraordinary items in the periods under review.

3)

The basic and diluted income (loss) per share numbers were the same in each of the periods under review.

Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options (see “Results of Operations”).

LIQUIDITY AND CAPITAL RESOURCES

In the quarter the Company raised $4.5 million from the exercise of warrants and stock options. Subsequent to the end of the quarter the Company has raised a further $801,520.

At January 31, 2005 the Company had 40.7 million shares outstanding, 3.8 million stock options outstanding with a weighted average exercise price of $2.66 and 3.0 million warrants outstanding with a weighted average exercise price of $3.24.  At January 31, 2005 the Company had $18.7 million in cash and cash equivalents and working capital of $18.5 million.

In the quarter the Company spent $1.9 million on property acquisitions and exploration and $0.9 million on administration.  This level of expenditure can be expected to increase as the Company grows.

The Company has sufficient funds to take it through the next eighteen months.  However, if the Company substantially increases its expenditure levels on property acquisitions or exploration activities, additional funding may be required within that time frame.  There can be no certainty that any such additional funding as may be required can be obtained, although the Company has historically been able to raise any required capital in the equity markets.

SUMMARY OF OUTSTANDING SHARE DATA

Authorized and Issued Capital Stock

Authorized - 100,000,000 common shares without par value

Issued and Outstanding

	Number of Shares	Amount
Balance – January 31, 2005	40,670,339	$ 39,829,530
Exercise of warrants Exercise of options Issued for property	124,400 185,000 0	259,520 443,000 0
Balance – March 30, 2005	40,979,739	$ 40,532,050

Options and Warrants Outstanding at March 30, 2005

A summary of the status of the stock option plan as of January 31, 2005, and changes during the period is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance – January 31, 2005	3,757,500	$2.66
Exercised Granted	(185,000) 0	(2.39) -
Balance – March 30, 2005	3,572,500	$2.67

During the period changes in share purchase warrants were as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance – January 31, 2005	3,003,280	$3.24
Exercised	(124,400)	(2.88)
Balance – March 30, 2005	2,878,880	$3.50

OFF BALANCE-SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In the quarter the Company paid Ken Carter, a director, geological consulting fees of $2,612.  The Company paid legal fees of $82,518 to a law firm in which a director of the Company, Lawrence W. Talbot, is a partner.

No stock options were exercised by directors in the quarter.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

None during the quarter under review.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, receivables, investments and payables.

The Company’s cash and cash and term deposit equivalents of $18.7 million consists of cash on hand of $1.9 million and banker’s acceptance and term deposits of $16.8 million.  The bankers’ acceptance and term deposits yield approximately 2% per annum.

Receivables and payables of $554,169 and $838,089 respectively are normal course business items that are usually settled within thirty days.

The Company has assessed the risk associated with these resources as nominal as the funds are placed with Canadian chartered banks.

MATERIAL PROCEEDINGS

On May 20, 2004 Western Telluric Resources Inc. (“Western Telluric”) and Minera Olympic, S. de R.L. de C.V. (“Minera”) (collectively, the “Plaintiffs”) commenced an action (the “Action”) in the British Columbia Supreme Court (Vancouver Registry, No. S042795) against the Company and James Dawson, Murray McClaren and their respective companies, Dawson Geological Consultants Ltd. and 529197 B.C. Ltd. (carrying on business as Crockite Resources).

No material changes have occurred with respect to the Action during the period covered by this MD&A.  However, the Company’s application to have the Plaintiffs post security for costs in the amount of $115,000 was granted by the Court on March 10, 2005.  Accordingly, until such time as the Plaintiffs post acceptable security in this regard, the Action is stayed as against the Company.  The Company anticipates that the Plaintiffs will post the required security.

The Company is not currently in a position to quantify the potential exposure to the Company arising from the Action or the potential recovery that may be had pursuant to the Company's counterclaim.  No specific amounts are claimed in either the Statement of Claim or the Counterclaim.  The Plaintiffs have not delivered any evidence with respect to quantum.  In addition, the size of any damage award against the Company would be affected by results of work on the subject mineral properties between now and trial.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

A reconciliation is included in the unaudited financial statements at January 31, 2005 as Note 7.  There have been no changes in GAAP since the annual management discussion and analysis.